



EASTMAIN

NEWS RELEASE

Eastmain Acquires new Gold Properties in James Bay, Québec

Trading Symbol: ER – The Toronto Stock Exchange **March 1, 2005**

Eastmain Resources Inc. (TSX:ER) is pleased to announce that is has acquired an option to earn 100% interest in certain mineral properties located within the Upper Eastmain River greenstone belt from Ruby Hill Exploration Inc. These mineral properties cover geology similar to and believed to be correlative with the key mine horizon west of Campbell Resources Inc.'s Eastmain Gold Mine. This key horizon is comparable to rocks hosting significant gold and nickel-copper deposits in the Kalgoorlie and Kambalda regions of Western Australia. Two members of the Ruby Hill syndicate, former Vice-President of Exploration, Neil Hillhouse, and former Project Geologist, Dave Davidson, were involved in the original discovery of the Eastmain Gold Mine by Placer Development Ltd. (now Placer Dome Inc.) in 1970.

Eastmain can earn 100% interest in the property by making a cash payment and issuing 150,000 common shares of the Corporation to Ruby Hill, subject to TSX approval. Upon the initial signing of a Letter Agreement, Eastmain must pay $10,000 in cash and issue 50,000 common shares. The Corporation must issue an additional 100,000 common shares to Ruby Hill prior to the second anniversary. Ruby Hill will hold a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% of the royalty for $1.5 Million.

The Ruby Hill property consists of 136 claim units covering 70 km^2 in three groups. Eastmain has subsequently applied for an additional 48 claim units covering 25 km^2 adjoining the Ruby Hill claims. The combined land holdings cover a 30-kilometre length of the key mine horizon. The first phase of work will begin with detailed airborne geophysical surveys utilizing the newly developed GeoTEM helicopter system by Fugro Airborne Surveys.

Eastmain has also expanded its property holdings, within the James Bay area of Québec, by obtaining an additional 600 claim units covering 300 km^2 of prospective geology. To date, three gold deposits have been discovered within the region: the Eau Claire deposit owned by Eastmain; the Eastmain Gold Mine owned by Campbell Resources Inc. and the Roberto/Roberto East zones held by Virginia Gold Mines. Future exploration and discovery in the district have been significantly enhanced through road-building by Hydro Québec and very favourable financial exploration incentives provided by the Province.

Eastmain has budgeted a minimum $3 Million for gold and base metal exploration in Ontario and Québec for the year 2005. This does not include contributions from our JV partners. Drill-testing of high-priority MegaTEM anomalies at the Corporation's Joint Venture with Noranda is expected to begin in Q1. The Corporation is also preparing a new resource estimate for the Eau Claire gold deposit at Clearwater, Québec.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

Resource Stocks Advisory & Struther's Future Tech Report

February 15, 2005

PO Box 1020, Owen Sound, Ont. Canada N4K 6H6
519-374-9332 Editor: Ron Struthers
Email resource@bmts.com Web "http://www.playstocks.net"
Investment Opportunities & Strategies in the Markets for Tomorrow

Eastmain Resources Inc. TSX:ER

I consider this a must own stock in the junior mining sector:

I have followed Eastmain for some time and recently met with management for an update on their status and plans. The potential over the next few months is staggering.

Eastmain Resources Inc. TSX:ER

Recent Price C$0.48

52 week trading range $0.42 to $1.10

Original entry price $0.39

Shares outstanding 50.8 million

Major shareholders/Institutions own about 48%.

Some of these include, Goldcorp, Sprott Asset Management, RAB Capital, SIDEX, Dundee Precious Metals, SOQUEM and Anglo Pacific Group

Cash on hand $7 million.

The correction among junior mining stocks has created a real bargain with Eastmain.

The company has a strong management team, lots of cash and a property portfolio 2nd to none. Their Clearwater project anchors the extraordinary value in this stock.

Clearwater

ER has advanced this property through the last several years, increasing ownership to 100% and adding resources every year very cost effectively at just a few dollars/oz because of Quebec government exploration credits.

Recently the Quebec government constructed a hydro dam next to the property so for the first time there is a road to the property and obviously cheap hydro power.

This could become a very economic mine; gold mineralization begins at surface and is high grade. Infrastructure is now excellent. Thus far ER has outlined a 750,000 oz gold resource and I have no doubt that this will eventually become a multi-million ounce mine. It is open at depth and along strike, early metallurgy tests have been very positive. It is a vein type deposit with high grade intersections, widely spaced drilling indicates a grade around 8 g/t, but I expect this will about double with closer spaced drilling. ER is completing a 10,000-tonne bulk sample this year so this will nail down the actual grade.

It is obvious that this deposit has potential to be very large. The bulk sample could double the gold resources and it has only been drilled as deep as 700 metres thus far.

If we only consider the 750,000 gold resource, at C$0.50/share and subtracting the $7 million in the treasury, this resource is only valued at US$19/ounce. I believe the valuation should be at least twice this, considering the location, potential, size and grade etc.

Therefore, there is no doubt that Eastmain is a great value buy, but there is much more. Their property portfolio is extensive and I can do it little justice in this short note, but consider these additional facts:

They have numerous properties in the Ontario and Quebec gold belts, many at advanced stage with excellent results thus far:

Reservoir - 8.15% copper, 36 gpt gold and 52 gpt silver; a 12-km long mineralized horizon at **Lac Elmer**, a JV with Barrick; multiple high grade intersections of base metals at their **Railroad** project. I could go on and on, but what is most intriguing at this time is:

The Abitibi MegaTEM project with Noranda.

This is an ER 65%, Noranda 35% JV on a huge land package on the Abitibi belt. This belt is responsible for production so far of 190 million ozs gold, 900 million ozs silver, 8.5M tonnes of copper and 20 M tonnes of zinc.

The JV claims cover 18,534 hectares, and earlier in the year Noranda's state of the art MegaTEM Airborne Geophysical survey was flown over 2,660 sq kms. This new technology can penetrate the ground much deeper, up to 200 metres, and is much more accurate than older technology. It has proved ideal for finding Abitibi belt type deposits at depth. The results of this recent airborne survey were incredible. 225 anomalies were identified and at least 40 of them considered high priority.

The JV is now going to drill test 25 of these, starting this week. One drill hole will be put into each one, unless they discover something of course then there would be more drilling.

I would say the odds are extremely favourable of finding something. The size of these targets means one drill hole could turn Eastmain into a $5 or $10 stock virtually overnight.

Summary:

Strong management lots of cash, excellent properties at advanced stage and high blue sky potential.

I just love the idea of buying this stock that represents good value based on the gold they already have, with huge near-term potential from the Abitibi belt drill program.

I see this stock as a perfect risk/reward situation at current prices. The risk is very low because of cheap valuation and all the potential from numerous exploration targets that give potential for a home run in the short term.

Goldcorp obviously knows the potential also and is why they have 5 year strategic alliance with Eastmain.

As I said, I can't say enough in this small note. Call the company and visit the web site for more info: http://**www.eastmain.com**. Call Don or Cathy at 519-940-4870.